UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                   FORM 12b-25
                           NOTIFICATION OF LATE FILING

                                  (Check One):

  X   Form 10-K         Form 20-F        Form 11-K         Form 10-Q
-----              -----            -----            -----
      Form N-SAR        Form N-CSR
-----              -----

                  FOR PERIOD ENDED:   March 31, 2007
                                      --------------

                  [ ] Transition Report on Form 10-K
                  [ ] Transition Report on Form 20-F
                  [ ] Transition Report on Form 11-K
                  [ ] Transition Report on Form 10-Q
                  [ ] Transition Report on Form N-SAR
                  For the Transition Period Ended: _____________________

     Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

     If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:


PART I - REGISTRANT INFORMATION


COGENCO INTERNATIONAL, INC.
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Full Name of Registrant


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Former Name if Applicable


6400 Fiddler's Green Circle, Suite 1840
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Address of Principal Executive Office (Street and Number)


Greenwood Village, Colorado, 80111
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City, State and Zip Code

PART II - RULES 12b-25(b) and (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

[X] (a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense; and

[X] (b) The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K or Form N-SAR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report of transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

[  ]              (c) The accountant's statement or other exhibit required by
                  Rule 12b-25(c) has been attached if applicable.


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PART III - NARRATIVE

State below in reasonable detail the reasons why the Form 10-K, Form 20-F, Form 11-K, Form 10-Q, Form N-SAR, or the transition report or portion thereof, could not be filed within the prescribed time period. (Attach extra sheets if needed.)

     The Company is short-staffed with a single employee and could not compile its financial information and complete its narrative disclosure in a timely manner to complete a review of the entire report by the deadline. In addition, the Company has been involved in negotiations with third parties related to its business and those negotiations have distracted management's time from the preparation of the Company's Form 10-KSB.

PART IV - OTHER INFORMATION

     (1) Name and telephone number of person to contact in regard to this notification:

           Herrick K. Lidstone, Jr., Esq.    (303)             796-2626
           -----------------------------      ---              --------
                    (Name)                 (Area Code)     (Telephone Number)

     (2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months (or for such shorter) period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s). [ X ] Yes [ ] No

     (3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof? [X] Yes [] No If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

                           COGENCO INTERNATIONAL, INC.
                           ---------------------------
                  (Name of Registrant as specified in charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date: June 22, 2007                       By:  /s/ David W. Brenman
                                               ---------------------------
                                               David W. Brenman, President

                                    ATTENTION

Intentional misstatements or omissions of fact constitute Federal Criminal Violations (See 18 U.S.C. 1001).

                                 ATTACHMENT 1 TO
                                   FORM 12b-25
                           NOTIFICATION OF LATE FILING

We recognized net losses of $(442,140) for the fiscal year ended March 31, 2007, as compared to $(3,237,630) for the fiscal year ended March 31, 2006. Our losses in 2007 were significantly less than our losses in 2006 primarily because we reduced our research and development expenses from approximately $3.1 million during 2006 (primarily paid to DMI Biosciences, Inc.) to approximately $200,000 during our 2007 fiscal year.


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